Exhibit (p)(12)

ROCKEFELLER & CO., INC.

CODE OF ETHICS

General

The Code of Ethics (the “Code”) of Rockefeller & Co., Inc. (“R&Co.”) is intended to fulfill the firm’s obligations under the Investment Advisers Act of 1940 to set forth standards of conduct and to require compliance with the federal securities laws. As a registered investment adviser, the firm owes a duty of loyalty to each of its clients, which requires that the firm serve the best interests of its clients at all times. This Code is supplemented by a number of other published directives, including the Policy on Business Conduct of R&Co.’s parent, Rockefeller Financial Services, Inc. Topics covered elsewhere include outside officerships or directorships, acceptance of gifts, confidentiality and prohibition of insider trading. R&Co. must provide a copy of the Code to any client or prospective client upon request.

R&Co.’s Compliance Officer and the Compliance Committee are responsible for the administration and enforcement of this Code. If a person subject to this Code is in doubt as to whether a proposed action or securities transaction is proper, the Compliance Officer or a member of the Compliance Committee should be consulted. When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this Code.

This Code of Ethics applies to the following persons (“Supervised Persons”):

(1)	Directors and officers of R&Co. (or other persons occupying a similar status or performing similar functions);

(2)	Employees of R&Co., The Rockefeller Trust Company and The Rockefeller Trust Company (Delaware); and

(3)	Any other person who provides advice on behalf of R&Co. and is subject to R&Co.’s supervision and control.

Standards of Conduct

It is R&Co.’s policy to maintain the highest standards of service for its clients. As a fiduciary, the firm has a duty to act honestly, in good faith and in clients’ best interests, and to exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in the circumstances. This standard of care extends to the services provided by all Supervised Persons in each facet of R&Co.’s business operations.

R&Co. will not tolerate illegal or improper actions undertaken either for personal benefit or in a misguided effort to achieve gains on behalf of the firm or its clients. Violations of this

Adopted January 1, 1994

Amended February 1, 2005

Code may result in disciplinary action, including dismissal. Violations of legal prohibitions on insider trading may result in permanent bars from employment in the securities industry, imprisonment, civil penalties, criminal fines and third-party lawsuits.

Compliance with Laws and Regulations

Supervised Persons must comply with applicable federal securities laws.1 Each Supervised Person has a duty to know, understand and comply with all relevant legal, regulatory and ethical requirements applicable to his or her duties and responsibilities. Any Supervised Person who is uncertain about these requirements should contact the Compliance Officer for guidance.

Conflicts of Interest

As a fiduciary, R&Co. has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients. Compliance with this duty can be achieved by trying to avoid conflicts of interest and by fully disclosing to the Compliance Officer or Company Counsel all material facts concerning any conflict that does arise with respect to any client. Please also refer to the Policy on Business Conduct.

Personal Securities Transactions

Certain Supervised Persons designated by the Compliance Officer as “Access Persons” must report their personal securities transactions and holdings, and are subject to other personal trading restrictions.

An Access Person is a Supervised Person who has access to nonpublic information regarding clients’ purchases or sales of securities (other than as clients or representatives of clients), who is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. Most directors of R&Co. are excluded from this definition of Access Persons, but must nevertheless report their personal securities transactions to the Compliance Officer on a quarterly basis.

Access Persons may not, in connection with the purchase, sale or gift, directly or indirectly, of a security held or to be acquired by a client:

(1)	Defraud such client in any manner;

(2)	Mislead such client, including by making a statement that omits material facts;

[1]	“Federal securities laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted by the Securities and Exchange Commission or the Department of the Treasury.

(3)	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

(4)	Engage in any manipulative practice with respect to such client; or

(5)	Engage in any manipulative practice with respect to securities, including price manipulation.

The specific provisions and procedures relating to personal trading by Access Persons are set forth in Schedule A. Access Persons with current information regarding investment recommendations for R&Co. mutual fund clients are subject to additional requirements that are set forth in the Supplement to the Code of Ethics.

Certification of Compliance and Training

R&Co. will provide Supervised Persons with a copy of the Code and any amendments. Each Supervised Person must submit to the Compliance Officer a written acknowledgement of receipt of the Code and any such amendments.

Report to Audit Committee

The Compliance Committee will periodically report to the Chief Compliance Officer and R&Co.’s Audit Committee on the administration of the Code and any material violations.

Reporting of Code Violations

Any violations or suspected violations of the Code must be promptly reported to the Compliance Officer or the Chief Compliance Officer. Examples include: (i) noncompliance with applicable laws, rules and regulations; (ii) fraud or illegal acts involving any aspect of R&Co.’s business; and (iii) material misstatements in regulatory filings, internal books and records, client records or reports. Such reporting should be made confidentially, in person, by telephone or in writing and may be completely anonymous.

Sanctions

In connection with any violation of the Code, the Compliance Committee may impose such sanctions as it deems appropriate, including, but not limited to, fines, warning letters and disgorgement of profits. Violations which are intentional or which are of a more serious nature could result in other disciplinary action, including dismissal.

Recordkeeping Requirements

R&Co. will maintain the following records in a readily accessible place:

(1)	A copy of each Code that has been in effect at any time during the past five years;

(2)	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred;

(3)	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five years was, a Supervised Person;[2]

(4)	Holdings and transactions reports made pursuant to the Code, including any brokerage confirmation and account statements submitted in lieu of these reports;

(5)	A list of the names of persons who were Access Persons at any time within the past five years;

(6)	A record of any approval (as required in Schedule A) of, together with the supporting reasons for such approval, the acquisition of securities by Access Persons in IPOs and limited offerings for at least five years after the end of the fiscal year in which approval was granted.

Associated R&Co. Policies

Policy on Business Conduct

Supplement to the Code of Ethics

Code of Ethics Interpretive Memoranda

Insider Trading Policy

Privacy Policy

SEC Retention Policy

Employee Handbook

[2]	These records must be kept for five years after the individual ceases to be a Supervised Person of the firm.

Schedule A

Access Persons

Constraints on Personal Securities Transactions

Controlled Accounts — Definition

Trading restrictions apply to any non-client account controlled directly or indirectly by an Access Person, and such an account is referred to below as a “Controlled Account.” For this purpose, the term Controlled Account would include accounts which are directed by an Access Person even though the Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Access Person’s advice) or may have shared legal authority (such as a charity’s finance committee). The legal right to execute transactions in an account is regarded as “control” whether or not that right is ever exercised.

Outside Investment Accounts

Access Persons are permitted to buy and sell securities in Controlled Accounts through brokerage or investment management firms of their own choosing, provided they disclose any such accounts or arrangements to the Compliance Officer. It is not presently necessary for Access Persons to arrange for their trade confirmations to be sent to R&Co.

Restricted Trading List

The Trading Desk maintains a “Restricted Trading List”. (This list is not the same as the list of restricted securities maintained by the Portfolio Operations Department to help assure that client transactions do not violate SEC rules on required holding periods and the like.) The Restricted Trading List includes issuers whose securities are the subject of an investment recommendation to clients or which are the subject of a current trading program.

The Restricted Trading List also includes securities of issuers, which may be the subject of material, nonpublic information (“inside information”) possessed by R&Co. Any Access Person possessing inside information about a public company should report that fact to the Compliance Officer or a member of the Compliance Committee. If the inside information may be attributed to R&Co., the issuer will in most cases be added to the Restricted Trading List. R&Co. has a separate published policy on insider trading which should be referred to in case of question.

Directors may from time to time possess inside information concerning their employers or other public companies. The communication of such inside information by any Director to anyone associated with R&Co. is contrary to R&Co. policy and should be avoided. If at any time inside information is so communicated by a Director, the provisions of the immediately preceding paragraph would apply, and the issuer would be added to the Restricted Trading List.

The following issuers shall be included on the Restricted Trading List:

(1)	The issuer of any security which has been the subject of an investment recommendation to clients during the prior ten calendar days unless such recommendation has been acted upon by all such clients before the ten day period has elapsed,

(2)	The issuer of any security as to which a buying or selling program is in progress,

(3)	The issuer of any security which is the probable subject of an investment recommendation or of a buying or selling program until such time as

(i)	an investment recommendation concerning such security is communicated to clients (in which event paragraph 1 above would apply) or

(ii)	a determination is made that the security is no longer the probable subject of an investment recommendation or of a buying or selling program,

(4)	The issuer of any security in which a client has a theoretical market exposure by virtue of a short position in such security,

(5)	Any issuer which is the subject of material, nonpublic information possessed by R&Co.,

(6)	Any other issuer added to the Restricted Trading List by the Compliance Officer or any member of the Compliance Committee to further the purposes of these rules and guidelines.

Preclearance

All Access Persons must consult the Trading Desk shortly before executing securities transactions (including gifts of securities) for a Controlled Account and are prohibited from trading in any security when an open order is pending for that security. Members of R&Co.’s Investment Department must also advise the Director of Equity Management (or his designee) before executing a securities transaction for a Controlled Account. These preclearance requirements apply to all investments not exempted below, including short or long positions in equities or fixed income securities, rights or warrants, the purchase or exercise of options, affiliated open-end mutual funds, closed-end mutual funds, partnership interests (including Rockefeller Office investment vehicles), private placements and derivatives. The Trading Desk maintains a log of all preclearance inquiries. Unless otherwise agreed with the Trading Desk, preclearance is regarded as effective only for a specific trade date which is declared at the time of preclearance and entered in the log.

Investment Action Within Controlled Accounts; IPOs and Limited Offerings

No security may be purchased or sold in a Controlled Account while the issuer is on the Restricted Trading List. When an issuer is removed from the Restricted Trading List and Access Persons’ transactions are thereafter precleared for execution on the same day as the removal, that fact shall be noted in the preclearance log.

No security may be purchased or sold in a Controlled Account if the purchase would deprive any R&Co. client of an investment opportunity, after taking into account all other such clients’ investments and investment objectives. This restriction is likely to have practical significance only when a desirable security is in short supply, such as a “new issue”, thinly traded security or a private investment opportunity. The Compliance Officer, or a member of the Compliance Committee, must specifically preclear any investments by Access Persons in IPOs and in limited offerings (e.g., private placements). Such approval may be granted when it appears clear that there would not be client interest.

No security may be purchased or sold in a Controlled Account if the sale or purchase is effected with a view to making a profit on an anticipated market action of the security as a result of being recommended to any client for purchase or sale or after being purchased for or sold by any client. No security may be purchased or sold in a Controlled Account in a transaction with an R&Co. client without Compliance Committee approval, excepting investments and disinvestments in R&Co. managed investment vehicles pursuant to the Employee Investment Program.

Small Capitalization Stocks

Small capitalization stocks present a special problem. Without first consulting a member of the Compliance Committee, no Access Person should effect a transaction in any security for a Controlled Account (whether or not the issuer is on the Restricted Trading List) if that security is known to be held in the portfolio of any R&Co. client and if the proposed transaction is likely to have any significant impact on the market price of that security.

Reporting Requirements

All Access Persons must submit to the Compliance Officer a report of all personal securities holdings within 10 days of becoming an Access Person and thereafter on an annual basis.3 The report must also include the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit or for any Controlled Account.

All Access Persons and Directors must submit a report of their securities transactions to the firm within 30 days after the end of each calendar quarter.

The above reports must include holdings and transactions in all:

(a)	Controlled Accounts (as defined above), and

[3]	The holdings report must be current as of a date not more than 45 days prior to the person becoming an Access Person (initial report) or the date the report is submitted (annual report).

(b)	Beneficial Interest Accounts as defined in the Appendix. (While transactions in Beneficial Interest Accounts must be reported, trading in such accounts is not restrained by this Code unless the account is also a Controlled Account.) The Compliance Committee may grant reporting waivers when individual circumstances dictate.

Review and Enforcement

The Compliance Officer and the Compliance Committee periodically review holdings and transaction reports submitted by Access Persons. Each quarter, all trades reported by Access Persons are compared by computer to all client trades to identify Access Persons’ transactions occurring in any security at a time when the issuer appeared on the Restricted Trading List or shortly before or after. The Compliance Committee individually reviews any such transactions. It is important to bear in mind that the negligible market impact of a small trade does not excuse a violation of the Code if the transaction crosses or competes with a client trade.

In addition, the quarterly transaction reports are reviewed to detect any illegal or improper trading activity, including failure to preclear nonexempt personal securities transactions and insider trading.

Exempt Securities

Notwithstanding the foregoing, the following investments are not subject to preclearance or other restrictions and need not be included in the annual holdings and quarterly transaction reports:

(1)	Direct obligations of the Government of the United States;

(2)	Bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements[4];

(3)	Shares issued by money market funds;

(4)	Shares issued by open-end U.S. mutual funds (unless affiliated with or managed by R&Co. )[5];

(5)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end U.S. mutual funds (unless affiliated with or managed by R&Co. );

[4]	“High quality short-term debt instrument” means any instrument having a maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Organization, or which is unrated but is of comparable quality.
[5]	Transactions and holdings in shares of closed-end investment companies are reportable regardless of affiliation.

(6)	Participation in an automatic investment plan;[6] or

(7)	Participation in the SEI Stable Asset Fund of the Rockefeller Brothers Thrift Plan.

Confidentiality

All transactions and holdings reports and broker and related account information will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from regulators or other competent legal authorities. The compliance staff codes all data received before transmitting it for processing by the Portfolio Operations Department or for review by the Compliance Committee. Access Persons and Directors are only identified to the Committee and other appropriate persons when a transaction appears to raise an issue under this Code.

[6]	“Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

Appendix

A “Beneficial Interest Account” is an account containing securities in which the reporting person has a Beneficial Interest (as defined below) and over which the reporting person has direct or indirect influence or control. In the absence of direct or indirect influence or control, an account is not a Beneficial Interest Account, and transactions in the account need not be reported. The legal right to execute transactions in an account is regarded as “control” whether or not that right is ever exercised.

A “Beneficial Interest” exists in securities owned directly (including ownership through a nominee) or in securities which are:

(a)	held in the name of another person, if by reason of any contract, understanding, relationship, agreement or other arrangement the reporting person obtains benefits substantially equivalent to those of ownership (e.g. the ability to exercise a controlling influence over the purchase, sale or voting of such securities or the application of the income derived from such securities to maintain a common home or to meet expenses which the reporting person otherwise would meet from other sources);

(b)	held in the name of (i) a spouse or minor children or (ii) any relative, including any relative of the reporting person’s spouse, who shares the same home as the reporting person, absent special circumstances indicating that the reporting person does not obtain benefits substantially equivalent to those of ownership;

(c)	held in trust for the benefit of any of the persons described in paragraph (b) above;

(d)	held in the name of a spouse, minor children, or other person, even though benefits substantially equivalent to ownership are not obtained, if the reporting person can vest or revest title in himself or herself at once or at some future time;

(e)	held by any partnership, closely-held corporation, trust or estate, to the extent of the reporting person’s interest therein; or

(f)	held by the reporting person as trustee where either such person or members of the reporting person’s immediate family have a vested interest in the income or corpus of the trust, or as a settlor of a revocable trust.

The above examples are not exhaustive of all situations in which a beneficial interest can exist. If you are uncertain, please contact the Compliance Officer.

ROCKEFELLER & CO., INC.

SUPPLEMENT TO CODE OF ETHICS

Relating to Investment Company Clients

This Supplement to the Code of Ethics of Rockefeller & Co., Inc. (“R&Co.”) is intended to fulfill the firm’s obligations to limit and monitor personal securities transactions under the Investment Company Act of 1940 (the “Investment Company Act”) and Canadian securities laws governing the management of mutual funds. As a registered investment adviser to mutual fund clients, the firm owes a fiduciary duty to its mutual fund clients, thus Access Persons, as defined herein, must conduct themselves in a manner that: (1) at all times places the interest of clients first; (2) personal securities transactions are conducted consistent with this Supplement and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; and (3) does not take inappropriate advantage of their positions. This Supplement and the restrictions set forth herein are in addition to those described in the Rockefeller & Co., Inc. Code of Ethics, the R&Co. Policy on Insider Trading and the Rockefeller Financial Services, Inc. Policy on Business Conduct. Violations of this Supplement or any of the other Codes or Policies may result in disciplinary action, including dismissal.

R&Co.’s Compliance Officer and Compliance Committee are responsible for the administration and enforcement of this Supplement. If a person subject to this Supplement is in doubt as to whether a proposed securities transaction is proper, a member of the Committee should be consulted. When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this memorandum.

The Code of Ethics and the Supplement apply to all persons associated with R&Co. or affiliated organizations (i) if in connection with their regular functions or duties, they make, participate in, or obtain information regarding R&Co. securities transactions for mutual fund clients or (ii) whose functions relate to the making of R&Co. investment recommendations with respect to mutual fund client transactions (“Mutual Fund Access Persons”). For purposes of this Supplement, “Investment Personnel” shall include all Portfolio Managers, Portfolio Assistants, Portfolio Engineers, Research Analysts and Traders who, in the normal course of employment, make or participate in making investment recommendations or have access to current information regarding R&Co. investment recommendations for mutual fund clients. All trading restrictions apply to any non-client account controlled directly or indirectly by a Mutual Fund Access Person, and such an account is referred to below as a “Controlled Account.” For this purpose, the term Controlled Account would include accounts which are directed by a Mutual Fund Access Person even though the Mutual Fund Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Mutual Fund Access

Adopted January 1, 1995

Amended September 29, 2000

February 1, 2005

Person’s advice) or may have shared legal authority (such as a charity’s finance committee). The legal right to execute transactions in an account is regarded as “control” whether or not that right is ever exercised.

1. Initial Public Offerings (“IPO”)

All Mutual Fund Access Persons are prohibited from purchasing either directly or indirectly an IPO for a Controlled Account and are prohibited from circumventing the firm’s allocation policies to secure an IPO for any client. Such purchases by Mutual Fund Access Persons may suggest a conflict of interest and imply that future investment decisions may not have been pursued solely because they were in the best interest of the clients.

2. Private Placements

All Investment Personnel are prohibited from participating in Private Placement transactions without express prior approval by the Compliance Officer or a member of the Compliance Committee. Such transactions would not include strictly private transactions in which there would be no client interest. With respect to a Portfolio Manager who manages a mutual fund, if the Private Placement transaction is approved, the Portfolio Manager must disclose that position to the Compliance Officer or a member of the Compliance Committee if he/she makes any investment decision regarding that issuer for a mutual fund client. The Compliance Committee shall also appoint an independent Portfolio Manger to review any such decision made on behalf of the mutual fund client.

3. Blackout Periods

All Mutual Fund Access Persons are prohibited from trading in any security when an open order is pending for that security. In addition, any Portfolio Manager who has decision-making authority over mutual fund investments is prohibited from buying or selling a security within at least seven calendar days before or after a mutual fund that he or she manages trades in that security. With respect to any inadvertent violation of this policy, the Compliance Committee may require that the transaction be reversed or, if that is impractical, that all profits from the trade be disgorged to a charity designated by R&Co.

4. Ban on Short-Term Trading Profits

All Investment Personnel are prohibited from profiting from the purchase and sale, or sale and purchase of the same (or equivalent) security within 60 calendar days regardless of whether the security is held by a mutual fund client. Any profits realized on short-term trades shall be required to be disgorged to a charity designated by R&Co. The Compliance Committee may consider exceptions to this prohibition on a case-by-case basis when no abuse is involved and the equities of the situation strongly support an exemption.

5. Service as a Director

Investment Personnel are prohibited from serving on boards of directors of publicly traded companies, absent prior authorization from the Compliance Committee. If serving as directors, the Compliance Committee shall define “Chinese Wall” or other procedures to isolate such Investment Personnel as necessary. Except with the express approval of the Legal Department, Portfolio Managers may not serve on the Board of Directors of issuers for the period during which the issuer is seeking to qualify for a public offering or listing.

6. Confidentiality

All information provided to the Compliance Officer and the Compliance Committee with regard to the above restrictions will be maintained in confidence, except to the extent necessary to implement and enforce this Supplement or to comply with requests for information from regulators or other competent legal authorities.

7. Reports to Fund Boards

R&Co. is required to provide an annual written report to the board of directors of its mutual fund clients that describes any issues arising under the Supplement since the last report, including information about material violations and sanctions imposed in response to such violations. The report must include discussion of whether any waivers that might be considered important by the board were granted during the period. The report must also certify that R&Co. has adopted procedures reasonably necessary to prevent Mutual Fund Access Persons from violating the Supplement. Copies of these reports must be retained pursuant to the Investment Company Act.